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www.kirkland.com

September 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Lindsey, Kathleen Collins, Edwin Kim, and Jan Woo

Re:	Clearwater Analytics Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 14, 2021
File No. 333-259155

On behalf of our client, Clearwater Analytics Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated September 17, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on September 14, 2021 (as amended, the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing Amendment No. 3 to the Registration Statement on Form S-1 concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 65

1.

Staff’s comment: You disclose that your capitalization table sets forth your cash and cash equivalents and capitalization on an actual basis, on a pro forma basis to give effect to the transactions and on a

Beijing  Boston  Chicago  Dallas  Hong Kong  Houston  London   Los Angeles  Munich  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

pro forma as adjusted basis to further reflect the offering and use of proceeds. However, you only present actual and pro forma as adjusted. To the extent you do not intend to show a pro forma column, please revise the introductory bullet points accordingly. Further, please tell us why your total pro forma as adjusted capitalization does not equal its components of debt and stockholders’ equity.

Response: The Company acknowledges the Staff’s comment and has revised the introductory paragraphs to conform the disclosure on page 65 of the Registration Statement. The total pro forma capitalization includes non-controlling interest in addition to the components of debt and equity. We have revised the capitalization disclosure to clarify the composition of capitalization.

Unaudited Pro Forma Consolidated Financial Information, page 69

2.

Staff’s comment: Please revise to ensure that all adjustments contain a reference to the relevant footnote. For example, you reflect an offering adjustment to retained deficit that is not footnoted or explained, which appears to be related to your debt repayment. Also, the $30 million par value for stock issued in the offering does not have a related footnote explaining the assumptions involved. Refer to Item 11-02(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 of the Registration Statement to include reference to relevant footnotes.

3.

Staff’s comment: Note (d) indicates that you have not reflected any loss from debt extinguishment in your pro forma income statement. Please revise to include an adjustment for such expense, reflected as if the debt was extinguished at the beginning of the earliest period presented, and indicate in your footnote that such expense is non-recurring. Alternatively, tell us why this adjustment is not necessary. Refer to Item 11-02(a)(11) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure in note (b) in the Notes to unaudited pro forma consolidated statements of operations to reflect the amount of the loss as if the debt was extinguished at the beginning of the earliest period presented and the fact that the amount is non-recurring on page 77 of the Registration Statement, consistent with Item 11-02(a)(11) of Regulation S-X. Consistent with guidance from SEC financial reporting manual item 3230.4, item 1, we have not included the amount in the pro forma income statement as the amount is non-recurring.

4.

Staff’s comment: Please revise to present pro forma earnings per share as if the shares had been outstanding as of the beginning of the earliest period presented. Refer to Article 11-02(a)(9) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24, 75, 76, 78 and 79 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Alphonse Valbrune

Clearwater Analytics Holdings, Inc.

Ross Leff

Aslam Rawoof

Kirkland & Ellis LLP

Ryan J. Dzierniejko

Michael J. Zeidel

Richard L. Oliver

Skadden, Arps, Slate, Meagher & Flom LLP